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SEC FILE NUMBER
8-49477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: B.B. Graham & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 W. Katella Ave.
(No. and Street)

Orange	CA	92867
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bruce Edwin Graham	(714) 628-5200	bgraham@bbgraham.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dylan Floyd Accounting & Consulting
(Name – if individual, state last, first, and middle name)

Albert Garcia

(Address)	(City)	(State)	(Zip Code)
20909 Judah Lane	Newhall	CA	91312
(Date of Registration with PCAOB)(if applicable)	3/1/2016	(PCAOB Registration Number, if applicable)	6235

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Edwin Graham, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B.B. Graham & Company, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIE E. GODINEZ
Notary Public - California
Orange County
Commission # 2540932
My Comm. Expires Dec 11, 2029

Signature: [signature]

Title: President/CEO

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

B.B. Graham & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
B.B. Graham & Company Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of B.B. Graham & Company Inc. as of December 31, 2025, the related statements of income, changes in shareholders' equity, and cash flows for the 2025 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of B.B. Graham & Company Inc. as of December 31, 2025 and the results of its operations and its cash flows for the 2025 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of B.B. Graham & Company Inc. My responsibility is to express an opinion on B.B. Graham & Company Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to B.B. Graham & Company Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedule I,II,& III has been subjected to audit procedures performed in conjunction with the audit B.B. Graham & Company Inc.'s financial statements. The supplemental information is the responsibility of B.B. Graham & Company Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
February 25, 2026

I have served as the Company's auditor since 2021.

BB Graham & Company, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	
Checking and savings	$ 147,121
Money market	1,133,272
Total cash	1,280,393
Clearing broker deposit	50,000
Commissions receivable	446,792
Other receivable - allowable	4,392
Other receivable - non allowable	972
Prepaid expenses	38,988
Office equipment net of accumulated depreciation of $15,336	-
Total Assets	$ 1,821,537

Liabilities and Shareholder's Equity

Liabilities		
Accrued expenses		$ 31,475
Commissions payable		531,275
Credit card payable		10,756
Deferred income correspondent fees		324,678
Due to secondary broker		-
Salary and payroll taxes payable		159,725
Total Liabilities		1,057,909
Shareholder's Equity		
Common stock $1 par value, 100,000 shares authorized and issued; 11,000 shares outstanding)	$ 100	
Paid-in capital	151,900	
Retained earnings	611,628	763,628
Total Liabilities and Shareholder's Equity		$ 1,821,537

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

B.B. Graham & Company, Inc. (the "Company") has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing broker.

The Company has offices in California, Florida, Illinois, Oregon, Kansas, Maryland, Minnesota, Nebraska, Nevada, Oklahoma, Pennsylvania, and Texas.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:
- Broker retailing corporate securities
- Selling group participant in best efforts underwritings
- Mutual fund retailer on an application basis
- U.S. Government securities broker
- Municipal securities broker
- Broker selling variable life insurance or annuities
- Broker selling oil and gas interest
- Put and call broker
- Broker selling tax shelters or limited partnerships in the secondary market
- Private placements of securities
- Selling collateralized mortgages obligations
  - Broker involved in networking, kiosks or similar arrangements with a bank, savings bank, or association or credit union

Note 2 – Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2021, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2021. Results of reporting periods beginning after January 1, 2021 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2021, or to revenue for the year ended December 31, 2023, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business and are recognized as earned. Securities trades are reported as of trade date.

Leases - in February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2021 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2022 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2025, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$446,792	$ 0

Note 5 – Related Party

The Company's sole shareholder purchased an office building and entered into a rent agreement to rent part of the building to the Company at $270,000 annually. For the year 2025 the rent paid to the sole shareholder was $270,000. In addition, the Company paid to the sole owner $18,000 during the year for separate storage space. Also in 2025, the Company was reimbursed by the affiliate for its portion of the E & O insurance premiums, totaling $15,081.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Commitments, contingencies or guarantees.

The Company has no commitments, no contingent, no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2025. Also, as of December 31 2025, here are no customer accounts having any debit balances which present any significant risks nor was management aware of any other significant or material exposure with any other transaction conducted with any other party..

Note 8 - Litigation

The firm currently has two separate arbitration matters pending.
Matter 1 (Harp): The primary claim is for expungement of the individual's FINRA record. Expungement is basically a non-monetary remedy and would not normally create a material dollar exposure to the Firm. In addition, the Firm has filed a counterclaim against Harp seeking reimbursement of amounts the Firm previously paid to settle a prior GWG matter. Accordingly, this matter represents a potential recovery to the Firm rather than monetary exposure.

Matter 2 (Olson): This arbitration was initiated by the Firm to seek reimbursement from Olson for a GWG-related settlement the Firm previously paid on behalf of one of his clients. As with the Harp matter, the Firm is the party seeking recovery, and there is no expected monetary exposure to the Firm in the event of an unfavorable outcome.
Both arbitrations are currently in discovery with hearings scheduled at various times in 2026. Management and counsel believe the Firm has strong positions and will continue to pursue recovery while defending the matters as appropriate.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2025, the Company had net capital of $699,911 which was $650,956 in excess of its required net capital requirement of $48,955. The Company's aggregate indebtedness of $734,323 to net capital was 1.05 to 1.

Note 10 – Provision for Income Taxes

The Company files its Federal tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal	$ 27,000
State	$ 13,800
	$ 40,800

Note 11 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2025 was $50,000.

Note 12 – Exemption from the SEC Rule 15c3-3

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2025. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3

Note 13 – Leases

The Company rents office space and storage space from a related party on a month to month basis. For 2025, rent expense was $270,000, all of which was paid to a related party (see Note 5).

Note 14 – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services as listed in Note 2 above. The Company has identified its CEO/FINOP as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 9.5% of its total revenues from a single external customer in 2025.

Note 15 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 25, 2026, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. See also Note 8, Litigation.

B.B. Graham & Company, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2025

A computation of reserve requirement is not applicable to BB Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii) and the Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

B.B. Graham & Company, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii) and the Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule